UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2026

(Date of Report (Date of earliest event reported))

Immersed Inc.

(Exact name of issuer as specified in its charter)

Delaware (State of incorporation)	81-5011777 (IRS Employer Identification Number)

106 E. 6th St. STE 900-202, Austin, Texas	78701
(Address of principal executive offices)	(ZIP Code)

512-649-5589

(Registrant’s telephone number, including area code)

Series B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On June 28, 2026, Immersed Inc. (the “Company”) received aggregate gross proceeds of not less than $10,000,000 from the issuance and sale of shares of the Company’s capital stock in its Regulation A offering for capital raising purposes.

As a result, the Company determined that a Liquidity Event occurred under certain outstanding convertible promissory notes previously issued by the Company in 2024 and 2025 (the “Notes”). Pursuant to the terms of the Notes, immediately prior to the occurrence of the Liquidity Event, the outstanding principal amount of the Notes, together with accrued and unpaid interest thereon, automatically converted into shares of the Company’s Series B Common Stock at the applicable conversion price.

The Company has provided confirmatory notices of automatic conversion to the applicable holders of the Notes and has updated its capitalization records and stock ledger to reflect the conversion.

 Safe Harbor Statement

This Current Report on Form 1-U may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our reports filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMERSED INC.

By: /s/ Renji Bijoy
Name: Renji Bijoy
Title: Chief Executive Officer
Date: August 5, 2026